Exhibit 99.1

IMRIS Reports Third-Quarter 2014 Financial Results

•	New order bookings of $6.1 million in third quarter resulted in ending backlog of $127.2 million;
•	Order bookings totaled $46.7 million year-to-date 2014 compared with $33 million for entire 2013 year;
•	Quarterly revenues of $6.9 million were at high end of IMRIS’ expectations;
•	Company maintains guidance for 2014 full year

WINNIPEG, Manitoba & MINNEAPOLIS, Minnesota, October 28, 2014 - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) today reported financial results for the 2014 third quarter ended September 30, 2014. All figures are reported in U.S. dollars. The Company’s net loss in the 2014 third quarter was $8.4 million, or $0.16 per diluted share, on net revenues of $6.9 million. In the prior-year quarter, IMRIS reported a net loss of $3.8 million, or $0.07 per diluted share, on net revenues of $17.8 million. New order bookings were $6.1 million in the third quarter resulting in a backlog of $127.2 million.

Commented Jay D. Miller, President and Chief Executive Officer of IMRIS: “During the third quarter, we continued to execute on our strategies to build a long-term, sustainable business. Importantly, bookings are up sizably year-to-date over last year. Our operating expenses are down 24.5 percent from 2013’s levels.”

Added Miller: “Revenue came in at the upper end of our guidance range in the 2014 third quarter. We continued to see growth in service revenues and upgrades. From a product standpoint, we are readying our SYMBIS 510(k) application, which we expect to submit to the FDA in the 2014 fourth quarter.”

Third-Quarter Operating Review

Revenue for the 2014 third quarter was $6.9 million compared with $17.8 million in the same period last year, due to the timing of VISIUS Surgical Theatre systems installation and delivery.

Gross profit in the 2014 third quarter was $2.4 million compared with $6.8 million in the same period last year. Gross profit as a percentage of sales in the 2014 third quarter was 34.5 percent compared with 38.2 percent in the same period last year. The decline stems chiefly from a lower margin iCT evaluation site installation in the 2014 third quarter.

Operating expenses for the 2014 third quarter declined to $8.1 million from $10.8 million for the prior-year period, primarily due to improved operating efficiencies following completion of the Company’s relocation to Minnesota and related expenses.

Foreign exchange expense in the 2014 third quarter was $1.4 million compared with income of $0.4 million in 2013, due to a strengthening U.S. dollar against IMRIS’ foreign denominated monetary assets. Interest and other expense in the 2014 third quarter includes interest expense of $0.6 million, debt discount amortization of $0.3 million and debt issuance cost amortization of $0.1 million, as well as other net interest expense and banking fees.

IMRIS’ net loss in the 2014 third quarter was $8.4 million, or $0.16 per diluted share, versus a loss of $3.8 million, or $0.07 per diluted share, in the same period last year. The change resulted from lower gross profit and other expense, partially offset by reduced operating expenses.

IMRIS Reports 2014 Third-Quarter Results – Page 2

Adjusted EBITDA1 for the 2014 third quarter was negative $4.7 million compared with negative $2.5 million in the same period last year. Adjusted EBITDA for the 2014 third quarter reflects lower gross profit and higher other expense, partially offset by reduced operating expenses.

On October 10, 2014 the Company filed a $30 million shelf registration statement on Form F-3 with the SEC. The shelf registration statement cannot be used to offer or sell securities until it is declared effective by the SEC. The specifics of any potential future offering, along with the prices and terms of any such securities offered by the Company will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed in connection with such offering. The shelf registration statement replaces a previously existing shelf registration statement filed on Form F-10, which expires in November 2014.

Backlog2

During the 2014 third quarter, IMRIS received $6.1 million in new orders and converted $6.9 million of backlog into revenues. The change in the U.S. dollar versus the orders denominated in foreign currencies in backlog resulted in a decrease of $0.5 million in the value of the backlog. Backlog on September 30, 2014, totaled $127.2 million.

Liquidity

Cash at September 30, 2014, totaled $3.8 million and accounts receivable were $4.1 million. These funds, together with ongoing operating cash flow, will be used to fund the Company’s working capital and overall operations. At December 31, 2013, the Company had cash and restricted cash of $13.9 million.

Business Outlook

Commented Miller: “We are reiterating our revenue guidance for the 2014 full year of between $30 million and $34 million. We previously provided preliminary guidance for 2015 revenues of $60 million to $65 million. We will update this guidance when we release our full year 2014 results. Our surgical theatres are performing very well in hospitals around the world, helping physicians provide excellent care for patients with brain cancer and other difficult-to-treat conditions. As our installed base grows, IMRIS’ service revenues will also build. We look forward to beginning to add SYMBIS revenue to VISIUS revenues, once we achieve FDA approval for this innovative treatment system.”

IMRIS’ 2014 strategic priorities remain to:

•	Increase market penetration and order bookings, by making it easier for the Company’s hospital customers to purchase IMRIS’ VISIUS iMR systems;
•	Strive to deliver A+ customer support;
•	Sell the Company’s expanded portfolio of product offerings for options, upgrades, disposables and services into the installed base of satisfied customers;
•	Advance the development and commercialization of the SYMBIS robotic system;
•	Enhance the Company’s operating efficiency, with an emphasis on controlling costs and increasing gross margins, thus moving IMRIS closer to profitability and positive cash flows; and
•	Build momentum for the VISIUS iCT and service sales in North America and Europe.

1 Adjusted EBITDA is defined as earnings before interest and other income (expense), stock based compensation expense, gain on asset disposals, foreign exchange income (expense), income tax (benefit) provision and amortization and depreciation.

2 See “Non-GAAP Financial Measures” in the Company’s 2014 Third Quarter MD&A for further information on backlog.

IMRIS Reports 2014 Third-Quarter Results – Page 3

For the 2014 year, IMRIS anticipates a gross profit margin of approximately 35 percent to 36 percent. Total capital expenditures are anticipated to be approximately $2.5 million. IMRIS forecasts total cash and non-cash operating expenses in 2014 to be approximately $33 million, as summarized below:

2014 Forecast	$ Millions
Cash operating expenses	$ 27.0
Amortization and depreciation (non-cash)	4.0
Stock based compensation (non-cash)	2.0
Total operating expenses	$ 33.0

The Company’s full financial statements as well as management’s discussion and analysis will be available at www.sedar.com, www.sec.gov and www.imris.com.

Conference Call

Management will host a conference call to discuss the results at 9 a.m. ET, October 28, 2014. Following management’s presentation, there will be a question-and-answer session for analysts and institutional investors. To participate in the teleconference, please call 1-866-530-1554 or 1-416-849-1847 and enter access code 9209929. To access the live audio webcast, please visit IMRIS’ website at www.imris.com. A taped rebroadcast will be available to listeners following the call until 12 p.m. ET on November 5, 2014. To access the rebroadcast, please call 1-888-203-1112 and enter access code 9209929.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular, spinal and cerebrovascular markets and have been selected by 61 leading medical institutions around the world. For more information, visit www.imris.com.

Forward-Looking Statements

This press release may contain or refer to forward-looking information based on current expectations. In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “may”, “expect”, “believe”, “prospective”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These statements should not be understood as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that actual results will be consistent with such statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

IMRIS Reports 2014 Third-Quarter Results – Page 4

For further information, please contact: Jeffery Bartels
Director – Finance
IMRIS Inc.
Tel: 763-203-6328
Email: jbartels@imris.com

Selected Financial Information (Thousands of US dollars, except per share amounts) (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2014	2013	2014	2013

Sales	$6,924	$17,765	$19,333	$36,057
Gross profit	$2,387	$6,781	$6,228	$12,910
Gross profit %	34.5%	38.2%	32.2%	35.8%

Operating expenses	$8,135	$10,771	$24,877	$32,381
Operating loss	$(5,748)	$(3,990)	$(18,649)	$(19,471)

Net loss	$(8,392)	$(3,804)	$(23,320)	$(20,385)

Adjusted EBITDA	$(4,681)	$(2,535)	$(15,273)	$(15,167)

Basic and diluted loss per share	$(0.16)	$(0.07)	$(0.45)	$(0.41)

Balance Sheet Data			As of September 30, 2014	As of December 31, 2013

Cash and restricted cash			$3,842	$13,882
Total assets			59,532	85,561
Deferred revenue			10,011	9,500
Long term debt, net of discount			20,829	21,204
Total liabilities			44,778	50,540
Shareholders' equity			14,754	35,021

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